UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D. C. 20549

FORM 11-K

[X]   ANNUAL REPORT PURSUANT TO SECTION 15(D) OF THE SECURITIES EXCHANGE ACT OF 1934 [FEE REQUIRED]

      For the fiscal year ended December 31, 2004

OR

[  ]   TRANSITION REPORT PURSUANT TO SECTION 15(D) OF THE SECURITIES EXCHANGE
ACT OF 1934 [NO FEE REQUIRED]

      For the transition period from ______________ to ______________

      Commission file number     1-5128

A.   Full title of the plan and the address of the plan, if different from that of the issuer named below:

      Meredith Savings and Investment Plan

B.   Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

      Meredith Corporation
      1716 Locust Street
      Des Moines, Iowa 50309-3023

MEREDITH SAVINGS AND INVESTMENT PLAN

Financial Statements and Schedule

December 31, 2004 and 2003

(With Report of Independent Registered Public Accounting Firm)

MEREDITH SAVINGS AND INVESTMENT PLAN

Table of Contents

Report of Independent Registered Public Accounting Firm

Meredith Savings and Investment Plan Committee:

We have audited the accompanying statements of net assets available for benefits of the Meredith Savings and Investment Plan (the Plan) as of December 31, 2004 and 2003, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Committee. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2004 and 2003, and the changes in net assets available for benefits for the years then ended, in conformity with accounting principles generally accepted in the United States of America.

Our audits were performed for the purpose of forming an opinion on the basic financial statements of the Plan taken as a whole. The supplemental information included in schedule 1 is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated, in all material respects, in relation to the basic financial statements taken as a whole.

/s/  KPMG LLP

May 20, 2005
Des Moines, Iowa

MEREDITH SAVINGS AND INVESTMENT PLAN
Statements of Net Assets Available for Benefits
December 31, 2004 and 2003

	2004	2003
Assets:
Investments:
Meredith Corporation Stock Fund (note 2)	$39,055,166	$38,631,979
Meredith Corporation Class B stock (note 2)	1,368,104	1,486,429
Managed variable return funds	154,590,468	133,128,523
Total investments	195,013,738	173,246,931
Net assets available for benefits (note 3)	$195,013,738	$173,246,931

See accompanying notes to financial statements.

MEREDITH SAVINGS AND INVESTMENT PLAN
Statements of Changes in Net Assets Available for Benefits
Years ended December 31, 2004 and 2003

	2004	2003
Additions to net assets attributed to:
Contributions:
Employer	$5,391,588	$4,766,774
Employee	12,984,688	12,098,759
Total contributions	18,376,276	16,865,533
Dividend income	931,107	888,027
Net unrealized appreciation and realized
gains in investments during the year	18,372,099	26,862,642
Total additions	37,679,482	44,616,202

Deductions from net assets attributed to
benefits and withdrawals paid to employees	15,912,675	12,471,429
Increase in net assets available for benefits	21,766,807	32,144,773

Net assets available for benefits:
Beginning of year	173,246,931	141,102,158
End of year	$195,013,738	$173,246,931

See accompanying notes to financial statements.

MEREDITH SAVINGS AND INVESTMENT PLAN
Notes to Financial Statements
December 31, 2004 and 2003

(1) Summary of Significant Accounting Policies

(a) Basis of Presentation

The accompanying financial statements of the Meredith Savings and Investment Plan (the Plan) have been prepared on an accrual basis and are subject to the provisions of the Employee Retirement Income Security Act of 1974.

(b) Description of Plan and Plan Changes

The following brief description of the Plan provides general information only. Participants should refer to the Plan Document for more complete information.

On a pre-tax basis, employees may contribute a maximum of 50% of their compensation to the Plan, subject to certain limitations. Meredith Corporation (the Company) matches 100% of the first 3% of a participant's eligible compensation contributed to the Plan and 50% of the next 2% of a participant's eligible compensation contributed to the Plan. Company matching contributions are invested in the same investment options as the employee contributions.

(c) Plan Administration and Management

The Plan is administered by the Meredith Savings and Investment Plan Committee, whose members are appointed by certain officers of the Company under authority granted by the board of directors. Under terms of a trust agreement, the trustee receives contributions, invests and safekeeps such contributions and investment income thereon, and makes distributions, all in accordance with the terms of the Plan.

Fund management fees are currently deducted from all funds. Other administrative costs, such as audit fees and certain investment management fees, are paid directly by the Company.

(d) Investment Valuation

Investments in the Meredith Corporation Stock Fund, Company's Class B stock, and managed variable return funds are stated at fair value.

Securities transactions are accounted for on the trade date.

(e) Use of Estimates

The Plan Administrator has made a number of estimates and assumptions relating to the reporting of assets, liabilities, and changes therein to prepare these financial statements in conformity with accounting principles generally accepted in the United States of America. Actual results could differ from those estimates.

-4-	(Continued)

MEREDITH SAVINGS AND INVESTMENT PLAN
Notes to Financial Statements
December 31, 2004 and 2003

(2) Investments

The Meredith Corporation Stock Fund (the Fund) is a fund that pools contributions among participants to buy common stock of Meredith Corporation and a certain amount of short-term investments. Through August 31, 1998, investments in common stock of the Company were purchased directly from the Company at a price per share equal to the lower of the month-end closing price or the average daily closing price for the calendar month of the Company's shares as reported in the New York Stock Exchange (NYSE) composite transactions. Since September 1, 1998, common stock of the Company has been purchased at the daily closing price as reported in the NYSE composite. Ownership is measured in units of the Fund instead of shares of stock. This change to unitized accounting was necessary as participants can change investment options or perform transfers daily.

No Class B stock of the Company is publicly traded or available for sale. All Class B shares, however, are convertible to shares of the Company's common stock on a one-to-one basis. The Plan held 25,242 and 30,453 shares of the Company's Class B stock at December 31, 2004 and 2003, respectively.

The market value of the Company's common and Class B stock as reported in the NYSE composite transactions was $54.20 per share at December 31, 2004 and $48.81 per share at December 31, 2003. Included in the carrying value of Class B stock is cost of $99,672 and $115,650 at December 31, 2004 and 2003, respectively, and unrealized appreciation of $1,268,432 and $1,370,779 at December 31, 2004 and 2003, respectively.

The fair value of individual investments that represent 5% or more of the Plan's assets at December 31, 2004 and 2003 were as follows:

2004
Meredith Corporation Stock Fund	$39,055,166
American Funds Europacific Growth	10,724,927
Principal Large-Cap Stock Index	34,162,782
Principal Medium Company Blend	10,140,590
Principal Partners Large-Cap Blend	23,082,879
T-Rowe Price Small-Cap Stock Fund	17,877,801
Wells Fargo Stable Return Fund	32,580,160

2003
Meredith Corporation Stock Fund	$38,631,979
Principal Large-Cap Stock Index	31,127,721
Principal Partners Large-Cap Blend	20,671,033
T Rowe Price Small-Cap Stock Fund	12,829,772
Vanguard Total Bond Market Index Fund	9,783,149
Wells Fargo Stable Return Fund	31,810,761

-5-	(Continued)

MEREDITH SAVINGS AND INVESTMENT PLAN
Notes to Financial Statements
December 31, 2004 and 2003

(3) Plan Benefits and Termination

Participants are immediately vested in their contributions to the Plan, the Company's matching contribution to the Plan and investment earnings.

Although the Company has not expressed any intent to terminate the Plan, it may do so at any time.

(4) Income Taxes

The Company received a tax determination letter dated January 17, 2002 from the Internal Revenue Service which states that the Plan qualifies under the provisions of Sections 401(a) and 501(a) of the Internal Revenue Code and is exempt from federal income taxes. Continued qualification of the Plan will depend on operation of the Plan in compliance with the Internal Revenue Code.

Participants are liable for their own income taxes when distributions are made to them.

(5) Party-in-Interest Transactions

Transactions resulting in Plan assets being transferred to or used by a related party are prohibited under ERISA unless specific exemption applies. Principal Financial Group, as Plan Administrator, is a party-in-interest as defined by ERISA as a result of investing Plan assets in its own funds. The Company is a party-in-interest as a result of the Plan participants being able to invest in Company stock. However, such transactions are exempt and are not prohibited by ERISA.

MEREDITH SAVINGS AND INVESTMENT PLAN	Schedule 1
Schedule H, line 4i - Schedule of Assets (Held at End of Year)
December 31, 2004 and 2003

		Fair
Identity	Shares/units	value
2004:
Meredith Corporation Stock Fund *	725,822	$39,055,166
Meredith Corporation Class B Shares *	25,242	1,368,104
Principal Funds*:
Bond & Mortgage	2,193	1,579,447
Large-Cap Stock Index	728,618	34,162,782
Lifetime 2010	223,655	2,934,332
Lifetime 2020	148,639	1,961,869
Lifetime 2030	630,053	8,180,074
Lifetime 2040	77,369	1,014,135
Lifetime 2050	53,615	675,742
Medium Co Blend	177,003	10,140,590
Lifetime Str Inc Sep	64,174	836,310
Principal Partners Funds*:
Large-Cap Blend	2,170,588	23,082,879
American Funds Europacific Growth	304,167	10,724,927
T. Rowe Price Small-Cap Stock	561,842	17,877,801
Vanguard Total Bond Market Index	860,703	8,839,420
Wells Fargo Stable Return	891,879	32,580,160
		$195,013,738

2003:
Meredith Corporation Stock Fund*	796,132	$38,631,979
Meredith Corporation Class B Shares *	30,453	1,486,429
Principal Funds*:
Bond & Mortgage	1,872	1,283,408
Large-Cap Stock Index	735,459	31,127,721
Lifetime 2010	185,457	2,177,201
Lifetime 2020	103,012	1,210,464
Lifetime 2030	568,987	6,547,820
Lifetime 2040	34,199	396,704
Lifetime 2050	16,331	181,685
Medium Co Blend	143,362	6,977,321
Lifetime Str Inc Sep	22,347	262,240
Principal Partners Funds*:
Large-Cap Blend	2,145,549	20,671,033
American Funds Europacific Growth	262,922	7,869,244
T. Rowe Price Small-Cap Stock	458,534	12,829,772
Vanguard Total Bond Market Index	948,899	9,783,149
Wells Fargo Stable Return	905,104	31,810,761
		$173,246,931

* Party-in-interest
See accompanying independent auditors' report.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed by the undersigned thereunto duly authorized.

MEREDITH SAVINGS AND INVESTMENT PLAN
(Name of Plan)

Dated: June 29, 2005	By	/s/ Suku V. Radia Suku V. Radia

Member of the Savings and Investment Plan Committee and Vice-President-Chief Financial Officer of Meredith Corporation (Principal Accounting and Financial Officer of Meredith Corporation)

Index to Exhibits

Exhibit Number	Item

23	Independent Auditors' Consent

E-1